Endeavour Silver Drilling Extends High Grade Silver-Gold Mineralization in Santa Cruz Vein at the Guanacevi Mine in Durango, Mexico

VANCOUVER, BC -- (Marketwired - August 30, 2017) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces that exploration drilling at the Guanaceví mine in Durango State, Mexico has extended high grade silver-gold mineralization along strike within the Santa Cruz vein and discovered new ore grade mineralization within a shallow, parallel splay of the Santa Cruz vein known as the La Negra vein.

These holes extend the boundaries of the current resource area (dated December 31, 2016). Drilling highlights include 786 grams per tonne (gpt) silver and 0.71 gpt gold (836 gpt AgEq) over 3.4 m true width (24.4 opT AgEq over 11.2 feet (ft)), with an internal interval assaying 2,260 gpt silver and 1.73 gpt gold (2,381 gpt AgEq) over 0.3 m true width (69.4 opT AgEq over 1.0 ft) (view long sections here).

Results for nine new drill holes are summarized in the table below.

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       Hole        Structure    From   True width    Au       Ag      AgEq

                                 (m)       (m)     (gpt)    (gpt)    (gpt)
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NE-01               La Negra   172.80      2.0      0.37     259      285
                             -----------------------------------------------
                   Including   174.00      0.8      0.42     439      468
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NEU-03             Santa Cruz   96.45      2.9      0.47     260      293
                             -----------------------------------------------
                   Including    97.30      0.3      0.85     554      614
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NEU-06             Santa Cruz  107.80      2.6      0.33     334      356
                             -----------------------------------------------
                   Including   107.80      0.8      0.53     683      720
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UG-17                Fw SCV    218.10      1.9      0.46     324      357
                             -----------------------------------------------
                   Including   218.10      0.2      0.67     607      654
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UG-18                Fw SCV    222.15      1.4      0.42     180      209
                             -----------------------------------------------
                   Including   223.00      0.4      0.64     296      341
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UG-19              Santa Cruz  231.40      3.4      0.71     786      836
                             -----------------------------------------------
                   Including   234.50      0.3      1.73    2,260    2,381
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UG-21              Santa Cruz  162.35      1.3      0.37     397      423
                             -----------------------------------------------
                   Including   162.35      0.3      1.06     993     1,067
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UG-27              Santa Cruz  224.15      1.9      0.84     357      416
                             -----------------------------------------------
                   Including   224.75      0.1      4.30    2,010    2,311
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UG-29              Santa Cruz  264.55      1.2      1.66     618      735
                             -----------------------------------------------
                   Including   266.30      0.1      6.77    2,350    2,824
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Silver equivalents are calculated at a ratio of 70:1 silver:gold.

Bradford Cooke, CEO of Endeavour Silver, commented, "These encouraging drill results continue to extend the resource envelope in the Santa Cruz vein at Guanaceví along strike from our current reserves and operating production areas. Another 15 drill holes have been completed and are in the lab for assaying. The 2017 drill program will wrap up this month below budget and ahead of schedule. We will then commence the process of the year-end resource and reserve estimation."

Godfrey Walton, M.Sc., P.Geo., Endeavour's President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour Silver -- Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (EDR) and the NYSE (EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2017 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information -- For more information, please contact:

Meghan Brown, Director Investor Relations

Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com